[redacted]

13010437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

K9 3/4/13

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 27 2013

Washington DC 401

SEC FILE NUMBER
8- 14161

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2012 (MM/DD/YY) AND ENDING 12/31/2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The O.N. Equity Sales Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Financial Way
(No. and Street)

Cincinnati (City) Ohio (State) 45242 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Teresa R. Cooper (513) 794-6162
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLC
(Name – *if individual, state last, first, middle name*)

191 West Nationwide Boulevard, Suite 500, Columbus, Ohio 43215
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☒ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Em 3/4/13

OATH OR AFFIRMATION

I, Barbara A. Turner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The O.N. Equity Sales Company, as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARIAL SEAL
STATE OF OHIO

PETER S. WELLER
NOTARY PUBLIC
STATE OF OHIO

Signature

President & Chief Executive Officer
Title

12/31/12
Notary Public Expires 2/15/15

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5

The Board of Directors
The O.N. Equity Sales Company:

In planning and performing our audit of the consolidated financial statements of The O.N. Equity Sales Company and its subsidiaries(the Company), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

The Board of Directors
The O.N. Equity Sales Company

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2013
Columbus, Ohio

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES

(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Financial Statements and Schedules

December 31, 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

THE O. N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Table of Contents

KPMG

KPMG LLP
Suite 500
191 West Nationwide Blvd.
Columbus, OH 43215-2568

Report of Independent Registered Public Accounting Firm

The Board of Directors
The O.N. Equity Sales Company:

We have audited the accompanying consolidated financial statements of The O.N. Equity Sales Company (a wholly owned subsidiary of The Ohio National Life Insurance Company) and its subsidiaries, which comprise the consolidated statement of financial condition as of December 31, 2012, and the related consolidated statement of income, changes in stockholder's equity, and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the consolidated financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly in all material respects, the financial position of The O.N. Equity Sales Company and its subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

KPMG

Other Matter

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating information contained in Schedules 1 and 2 is presented for purposes of additional analysis of the consolidated financial statements rather than to present the financial position and results of operations of the individual companies. The information contained in Schedule 3 is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules 1, 2 and 3 has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2 and 3 is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

KPMG LLP

Columbus, Ohio
February 25, 2013

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Financial Condition

December 31, 2012

Assets		
Cash	$	4,007,752
Accounts receivable from affiliates, net (note 3)		2,178,829
Accounts receivable, net		1,132,012
Commission receivable		591,715
Software, net of depreciation		1,201,719
Investment securities, at fair value (note 7)		54,965
Other assets		211,939
Total assets	$	9,378,931
Liabilities and Stockholder's Equity		
Liabilities:		
Accrued commission expense (note 3)	$	906,624
Payable to affiliates (note 3)		1,979,280
Accounts payable and accrued expenses (note 5)		255,527
Income taxes payable		253,038
Deferred tax liability (note 2)		390,806
Total liabilities		3,785,275
Contingencies (note 5)		—
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 40,000 shares; issued and outstanding 33,600 shares at stated value of $10 per share		336,000
Additional paid-in capital		1,054,000
Accumulated other comprehensive income (note 8)		1,403
Retained earnings		4,202,253
Total stockholder's equity		5,593,656
Total liabilities and stockholder's equity	$	9,378,931

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Income

Year ended December 31, 2012

Revenues:		
Sale of registered investment products/variable contracts (note 3)	$	49,257,111
Sale of general securities		4,742,536
Sale of fee-based products		291,876
Investment and other income		37,258
Total revenues		54,328,781
Expenses:		
Commissions (note 3)		46,053,828
Service contract (note 3)		1,644,916
Salary expense		2,745,418
General expenses		1,532,100
Total expenses		51,976,262
Income before income taxes		2,352,519
Income taxes (note 2):		
Current expense		870,251
Deferred benefit		(45,114)
		825,137
Net income	$	1,527,382

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Changes in Stockholder's Equity

Year ended December 31, 2012

		Common stock	Additional paid-in capital	Accumulated other comprehensive income/(loss)	Retained earnings	Total stockholder's equity
Balance at December 31, 2011	$	336,000	1,054,000	(139)	3,348,413	4,738,274
Dividend to The Ohio National Life Insurance Company		—	—	—	(672,000)	(672,000)
Net income		—	—	—	1,527,382	1,527,382
Balance at December 31, 2012	$	336,000	1,054,000	(139)	4,203,795	5,593,656

See accompanying notes to consolidated financial statements.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidated Statement of Cash Flows

Year ended December 31, 2012

Cash flows from operating activities:		
Net income	$	1,527,382
Adjustments to reconcile net income to net cash provided by operating activities:		
Benefit of software purchased		62,823
Trading gains on investments		(1,642)
Changes in assets and liabilities:		
Decrease in deferred tax liability (non cash)		(45,114)
Increase in accounts receivable		(2,014,456)
Increase in commissions receivable		(167,927)
Increase in other assets		(4,497)
Increase in income taxes payable		85,404
Increase in accounts payable and accrued commissions expense		1,620,655
Net cash provided by operating activities		1,062,628
Cash flows from investing activities:		
Proceeds from sales of investment securities		407
Cost of investment securities acquired		(2,262)
Net cash used in investing activities		(1,855)
Cash flows from financing activities:		
Dividends paid to The Ohio National Life Insurance Company		(672,000)
Net cash used in financing activities		(672,000)
Increase in cash		388,773
Cash at beginning of year		3,618,979
Cash at end of year	$	4,007,752
Federal income tax paid to The Ohio National Life Insurance Company	$	698,288

See accompanying notes to consolidated financial statements.

(1) General Information and Significant Accounting Policies

The consolidated financial statements include the accounts of The O.N. Equity Sales Company (ONESCO or the Company) and its wholly owned subsidiaries, the Ohio National Investment Management Company and the Ohio National Insurance Agency, Inc. (collectively, the Companies). All significant intercompany balances and transactions have been eliminated in consolidation.

ONESCO, which is a wholly owned subsidiary of The Ohio National Life Insurance Company (the parent company or ONLIC), is registered as an introducing broker and dealer under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulation Authority and the Securities Investor Protection Corporation. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section K(2)(i), which requires the Company to promptly transmit all customer transactions through a bank account designated as a Special Account for the Exclusive Benefit of Customers. As a result, the Company is exempt from reporting the following schedules, "Computation for Determination of Reserve Requirements under Rule 15c3-3" and "Information for Possession or Control Requirements under Rule 15c3-3."

Management of the Companies has made a number of estimates and assumptions related to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the consolidated statement of financial condition and revenues and expenses for the reporting period to prepare these consolidated financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP). Actual results could differ from those estimates.

The Company earns commissions and fees from sales of variable life and annuity contracts under a distribution agreement with ONLIC. Under the distribution agreement, the Company earns revenue by distributing ONLIC's annuity products, collecting customer applications and payments, and remitting applications and payments to ONLIC. See note 3 regarding related party transactions.

Commissions and fees from the sales by registered representatives of various companies' investment company products, limited partnerships, and general securities are recognized on a trade-date basis.

Interest income is recognized when earned.

Service contract expense is recognized in the month the services are provided to the Companies (note 3).

Salary expense, professional fees, travel and entertainment and general expenses are recognized as they are incurred by the Companies.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period. No recovery allowance is considered necessary for any of the receivable balances.

Investment securities are stated at fair value, with trading gains and losses reported as net income. The fair value is obtained from independent pricing services based on market quotations. Cost is determined on the first-in, first-out (FIFO) basis when calculating gains and losses.

Software is carried at cost, net of amortization. Depreciation is computed principally using the straight-line method over the estimated useful life of the asset. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

(2) Income Taxes

The Companies file a consolidated Federal income tax return with their parent company. The method of allocation between Companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. No valuation allowance is needed as of December 31, 2012, as it is more likely than not that the deferred tax asset will be fully realized.

The Companies provide for Federal income taxes based on amounts they believe they will owe in accordance with FASB ASC 740-10, *Income Taxes – Recognition*. This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2012, there are no reserves for uncertain tax positions.

Total income tax expense for the year ended December 31, 2012 differs from the amount computed by applying the U.S. Federal income tax rate of 35% to income before Federal income tax expense as follows:

		Amount	Percentage
Computed (expected) tax expense	$	822,842	35.00%
Nondeductible expenses (meals and entertainment)		6,979	0.30
State tax and interest expense, net of Federal income tax benefit		64,716	2.75
Transfer pricing		(69,400)	(2.95)
Total expense and effective rate	$	825,137	35.10%

The tax effects of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities that give rise to significant components of the net deferred tax liability relate to the following as of December 31:

		2012
Deferred tax asset:		
Contingent liabilities	$	66,482
Total gross deferred tax asset		66,482
Deferred tax liabilities:		
Software amortization		456,533
Investment securities		755
Total gross deferred tax liabilities		457,288
Net deferred tax liability	$	(390,806)

(3) Related Party Transactions

The Companies have a service contract with their parent whereby the Companies are billed for services, office space, equipment and materials necessary to the operation of the Companies' business. There is no assurance that these costs would be similar if the Companies had to obtain such services, office space, equipment and materials on their own. The expenses incurred pursuant to this contract were $1,802,718 in 2012. There was no payable to ONLIC related to this service contract as of December 31, 2012.

ONESCO has a service contract with Ohio National Equities, Inc. (ONEQ), an affiliate, whereby ONEQ is billed for services and support, related to contracting and licensing, marketing, compliance and training support. The fees received pursuant to this contract were $157,802 in 2012, and are recognized as a contra-expense to service contract costs, as the contract is to reimburse ONESCO for expenses paid to ONLIC on behalf of ONEQ. As of December 31, 2012, the Company had no receivable from ONEQ related to this contract.

Accounts receivable consist of receivables from affiliates and nonaffiliates. ONESCO has a distribution agreement with ONEQ which in turn contracts with agents of ONLIC to sell and distribute variable life insurance and annuity contracts of the parent. In connection with the sale of these contracts, ONESCO records sales loads and related commission expenses. During 2012, the sale of these contracts resulted in revenue from sale of variable products of $17,019,686 and commission expense of $14,771,387. The payable due to ONLIC related to this distribution agreement was $1,072,063 as of December 31, 2012 and the receivable due from ONEQ related to this distribution agreement was $1,270,278 as of December 31, 2012. In addition, ONESCO sells registered investment products and variable contracts sponsored by unaffiliated parties, resulting in revenue of $32,237,425 and commission expense of $31,282,441. There is no payable due related to these contracts as of December 31, 2012.

As of December 31, 2012, there were receivables from other affiliates of $913,291 related to product marketing and distribution services provided to those affiliates.

As of December 31, 2012, there were payables to other affiliates of $2,410 related to product marketing and distribution services provided by those affiliates.

(4) Net Capital

ONESCO, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the Rule). Under the computation provided by the Rule, ONESCO is required to maintain "net capital" equal to the greater of $50,000 or 1/15 of "aggregate indebtedness," as those terms are defined by the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2012, ONESCO had a minimum net capital requirement of $191,050, "aggregate indebtedness" and "net capital" of $2,865,752 and $1,350,160, respectively and ratio of aggregate indebtedness to net capital of 2.12 to 1.

(5) Contingencies

The Companies are defendants in various claims and legal actions arising in the ordinary course of business. The Companies have accrued for estimated legal expenses to defend against these claims. In the opinion of management, after consultation with legal counsel, the ultimate disposition of these matters is not expected to have a material adverse effect on the Companies' financial condition or results of operations.

(6) Disclosures about the Fair Value of Assets, including Financial Instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Companies use various methods including market, income and cost approaches. The Companies utilize valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Companies utilize the deferral for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, in accordance with FASB ASC 820-10-15, *Fair Value Measurements and Disclosures – Scope and Scope Exceptions*.

In accordance with FASB Accounting Standards Update (ASU) 2010-06, disclosures about recurring or nonrecurring fair value measurements including significant transfers into and out of Level 1 and Level 2 fair value measurements are not required as the Companies have no asset transfers between levels as all assets, including Financial Instruments, are classified as Level 1 assets (see further discussion below). In addition, ASU 2010-06 also requires information on purchases, sales, issuances, and settlements on a gross basis in the reconciliation of Level 3 fair value measurements, effective January 1, 2011. The adoption of this new accounting guidance did not have an impact on the Companies' financial statements as all assets, including financial instruments, are classified as Level 1 assets (see discussion below).

In May 2011, the FASB issued new guidance regarding fair value measurements ASU 2011-04, *Fair Value Measurement: Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. and IFRSs*, effective for the annual period beginning after December 15, 2011. The guidance should be applied prospectively. The amendments in the ASU are intended to establish common requirements for measuring fair value and for disclosing information about fair value measurements in accordance with GAAP and IFRS. Some of the amendments clarify the FASB's intent on the application of existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The adoption of this new accounting guidance did not have an impact on the Companies' financial statements.

The Companies categorize their financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety.

The Companies categorize financial assets recorded at fair value on the consolidated statement of financial position as follows:

- **Level 1** – Unadjusted quoted prices accessible in active markets for identical assets at the measurement date. The types of assets utilizing Level 1 valuations include U.S. Treasury and agency securities, equity securities listed in active markets, investments in publicly traded mutual funds with quoted market prices, and listed derivatives.
- **Level 2** – Unadjusted quoted prices for similar assets in active markets or inputs (other than quoted prices) that are observable or that are derived principally from or corroborated by observable market data through correlation or other means. The types of assets utilizing Level 2 valuations generally include U.S. government securities not backed by the full faith of the government, municipal bonds, structured notes and certain mortgage-backed securities (MBSs) and asset-backed securities (ABSs), certain corporate debt, certain private equity investments, and certain derivatives, including basis swaps and commodity total return swaps. As of December 31, 2012, the Companies had no assets measured in Level 2 of the hierarchy.
- **Level 3** – Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Inputs reflect management's best estimate about the assumptions market participants would use at the measurement date in pricing the asset.

Consideration is given to the risk inherent in both the method of valuation and the valuation inputs. Generally, the types of assets utilizing Level 3 valuations are certain mortgage-backed and asset-backed securities, certain corporate debt, certain private equity investments, certain mutual fund holdings, and certain derivatives. As of December 31, 2012, the Companies had no assets measured in Level 3 of the hierarchy.

The following table presents the Companies' hierarchy for its assets measured at fair value on a recurring basis as of December 31, 2012:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash	$ 4,007,752	—	—	4,007,752
Deposits	140,243	—	—	140,243
Investment securities:				
Money market	111	—	—	111
Mutual funds	53,753	—	—	53,753
Unit investment trusts	1,101	—	—	1,101
Total assets	$ 4,202,960	—	—	4,202,960

Cash – Cash is considered Level 1 as it is the functional currency in the U.S. and is the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Companies hold cash deposits with various regulatory agencies. These deposits will be considered Level 1 since cash is the most liquid form of asset. The fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the Consolidated Statement of Financial Condition.

Investment securities – The Companies hold investments in money market, mutual funds and unit investment trusts that have quoted prices and are in active markets. These funds are considered Level 1 since these represent investments in mutual funds and unit investment trusts that are traded in active markets as of December 31, 2012.

The Company did not have assets that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

(7) Investments

Investments in mutual funds and unit investment trusts are traded on national exchange and are stated at the last reported sales price on the day of valuation. Analyses of trading gains (losses) follows for the year ended December 31:

		2012
Gross investment income on investment securities	$	2,262
Investment expenses		(407)
Realized gains on investment securities		100
Unrealized gains on investment securities		1,542
Net investment income	$	3,497

The amortized cost and estimated fair value of investment securities for the year ended December 31, 2012 were as follows:

		Amortized cost	Estimated fair value
Money market funds	$	111	111
Mutual fund securities		51,662	53,753
Unit Investment Trusts		1,035	1,101
Total investment securities	$	52,808	54,965

The Companies regularly review investment holdings for other-than-temporary impairments. The Companies have concluded securities in an unrealized loss position as of December 31, 2012 were not other-than-temporarily impaired due to the Company's ability and intent to hold the investments for a reasonable period of time sufficient for recovery of fair value or amortized cost. Accordingly, no write-downs were deemed necessary.

(8) Subsequent Events

The Companies have evaluated subsequent events through February 25, 2012, the date at which the financial statements were available to be issued, and determined there are no additional items to disclose.

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Financial Condition

December 31, 2012

Assets		The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Cash	$	3,749,060	182,620	76,072	—	4,007,752
Accounts receivable from affiliates, net		2,178,358	—	471	—	2,178,829
Accounts receivable, net		209,071	922,941	—	—	1,132,012
Commission receivable		591,715	—	—	—	591,715
Investment in wholly owned subsidiaries, at equity in their net assets		265,995	—	—	(265,995)	—
Prepaid state income taxes		—	—	5,439	(5,439)	—
Software, net of depreciation		1,201,719	—	—	—	1,201,719
Investment securities, at fair value		54,965	—	—	—	54,965
Other assets		208,525	3,414	—	—	211,939
Total assets	$	8,459,408	1,108,975	81,982	(271,434)	9,378,931
Liabilities and Stockholder's Equity						
Liabilities:						
Accrued commission expense	$	906,624	—	—	—	906,624
Payable to affiliates		1,069,261	910,019	—	—	1,979,280
Accounts payable and accrued expenses		255,527	—	—	—	255,527
Income taxes payable		243,534	13,585	1,358	(5,439)	253,038
Deferred tax liability		390,806	—	—	—	390,806
Total liabilities		2,865,752	923,604	1,358	(5,439)	3,785,275
Stockholder's equity:						
Common stock		336,000	36,250	10,000	(46,250)	336,000
Additional paid-in capital		1,054,000	108,750	—	(108,750)	1,054,000
Accumulated other comprehensive income		1,403	—	—	—	1,403
Retained earnings		4,202,253	40,371	70,624	(110,995)	4,202,253
Total stockholder's equity		5,593,656	185,371	80,624	(265,995)	5,593,656
Total liabilities and stockholder's equity	$	8,459,408	1,108,975	81,982	(271,434)	9,378,931

See accompanying report of independent registered public accounting firm.

Schedule 2

THE O.N. EQUITY SALES COMPANY AND SUBSIDIARIES
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Consolidating Schedule – Statement of Income

Year ended December 31, 2012

		The O.N. Equity Sales Company	O.N. Investment Management Company	O.N. Insurance Agency, Inc.	Eliminations	Consolidated
Revenues:						
Sale of registered investment products/variable contracts	$	49,193,935	3,841,282	2,476,445	(6,254,551)	49,257,111
Sale of general securities		4,742,536	—	—	—	4,742,536
Sale of fee-based products		291,876	—	—	—	291,876
Investment and other income		37,258	—	—	—	37,258
Total revenues		54,265,605	3,841,282	2,476,445	(6,254,551)	54,328,781
Expenses:						
Commissions		46,053,828	3,802,870	2,451,681	(6,254,551)	46,053,828
Service contract		1,644,916	—	—	—	1,644,916
Salary expense		2,745,418	—	—	—	2,745,418
General expenses		1,498,306	9,646	24,148	—	1,532,100
Total expenses		51,942,468	3,812,516	2,475,829	(6,254,551)	51,976,262
Income before income taxes		2,323,137	28,766	616	—	2,352,519
Income taxes:						
Current expense		859,854	10,168	229	—	870,251
Deferred benefit		(45,114)	—	—	—	(45,114)
		814,740	10,168	229	—	825,137
Net income before net income of wholly owned subsidiaries		1,508,397	18,598	387	—	1,527,382
Net income of wholly owned subsidiaries		18,985	—	—	(18,985)	—
Net income	$	1,527,382	18,598	387	(18,985)	1,527,382

See accompanying report of independent registered public accounting firm.

THE O.N. EQUITY SALES COMPANY
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)

Computation of Net Capital under Rule 15c3-1

December 31, 2012

Aggregate indebtedness:		
Accounts payable and accrued expenses, including payable to affiliate	$	2,865,752
Net capital		1,350,160
Minimum capital required to be maintained (greater of $50,000 or 1/15 of aggregate indebtedness of $2,865,752)		191,050
Net capital in excess of requirements	$	1,159,110
Ratio of aggregate indebtedness to net capital		2.1225
Net worth:		
Common stock	$	336,000
Additional paid-in capital		1,054,000
Accumulated other comprehensive gain		1,403
Retained earnings		4,202,253
Total net worth		5,593,656
Deduct:		
Nonallowable assets:		
Investment in wholly owned unconsolidated subsidiaries and receivables from affiliates		2,444,353
Other assets		1,558,712
Fidelity bond deductible		232,201
		4,235,266
Net capital before haircuts on securities positions		1,358,390
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		(8,230)
Net capital	$	1,350,160

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2012 filed on unaudited Form X-17A-5, Part IIA on January 24, 2013.

See accompanying report of independent registered public accounting firm.